Exhibit 99.1

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

IN U.S. DOLLARS

UNAUDITED

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31	June 30
	2013	2014
	Audited	Unaudited
Assets

Current assets:
Cash and cash equivalents	949	35,551
Restricted cash	-	1,540
Accounts receivable (net of allowances for doubtful accounts and sales reserves in a total amount of $236 in 2014)	-	42,096
Prepaids and other current assets	400	13,759
Total current assets	1,349	92,946
Property and equipment, net	2,189	5,488
Other intangible assets, net	-	40,929
Goodwill	27,520	146,400
Other assets	-	4,043

Total assets	31,058	289,806

Liabilities and shareholders' equity

Current liabilities:
Accounts payable (includes $12,823 payable to Perion Network Ltd. at December 31, 2013)	13,358	24,641
Accrued Expenses and other liabilities	1,423	19,121
Short term debt	-	2,300
Deferred revenues	6,250	7,748
Payment obligation related to acquisition	-	6,680
Total current liabilities	21,031	60,490
Long-term debt	-	3,100
Other long term liabilities	-	4,518
Total liabilities	21,031	68,108

Commitments and Contingencies

Shareholders' equity:
Ordinary shares of NIS 0.01 par value - Authorized: 120,000,000 shares at December 31, 2013 and June 30, 2014; Issued and outstanding: 54,753,582 and 68,450,726 shares at December 31, 2013 and June 30, 2014, respectively	147	187
Additional paid-in capital	9,880	189,946
Accumulated other comprehensive income	-	62
Retained earnings	-	31,503

Total shareholders' equity	10,027	221,698

Total liabilities and shareholders' equity	31,058	289,806

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30
	2013	2014
Revenues:
Search	137,263	189,346
Advertising and other	23,187	35,012

Total revenues	160,450	224,358

Costs and Expenses:
Cost of revenues	2,954	12,963
Customer acquisition costs	81,975	115,542
Research and development	10,243	23,959
Selling and marketing	4,948	10,509
General and administrative	6,053	19,955

Total costs and expenses	106,173	182,928

Income from operations	54,277	41,430
Financial income (expense), net	1,412	(867)

Income before taxes on income	55,689	40,563
Taxes on income	8,751	9,060

Net income from continuing operations	46,938	31,503
Net loss from discontinued operations	(14,901)	-

Net income	32,037	31,503

Net earnings per share - Basic:
Continuing operations	$0.87	$0.47
Discontinued operations	$(0.28)	-

Net earnings per share – Diluted:
Continuing operations	$0.86	$0.46
Discontinued operations	$(0.28)	-

Number of shares – Basic:
Continuing and discontinued operations	53,906,484	67,325,808

Number of shares – Diluted:
Continuing operations	54,705,799	69,040,368
Discontinued operations	53,906,484	-

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

U.S. dollars in thousands

	Six Months Ended June 30
	2013	2014

Net income	32,037	31,503

Other comprehensive income:
Unrealized gain on cash flow hedges, net	-	62

Comprehensive income	32,037	31,565

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Common stock		Preferred stock		Additional paid-in capital	Accum. other comprehensive income	Retained earnings	Total shareholders’ equity
	Number of Shares	$	Number of Shares	$	$	$	$	$

Balance as of December 31, 2012 (audited)	37,303,298	$100	16,602,292	44	21,828	-	222,049	244,021

Conversion of preferred shares into ordinary shares	16,602,292	$44	(16,602,292)	(44)	-	-	-	-
Stock-based compensation	-	-	-	-	13,220	-	-	13,220
Exercise of stock options	847,992	$3	-	-	847	-	-	850
Net income for the year	-	-	-	-	-	-	28,613	28,613
Dividend paid upon consummation of the spin-off	-	-	-	-	-	-	(65,009)	(65,009)
Dividend in-kind upon consummation of the spin-off	-	-	-	-	(26,015)	-	(185,653)	(211,668)

Balance as of December 31, 2013 (audited)	54,753,582	$147	-	-	9,880	-	-	10,027

Acquisition of Perion Network Ltd.	12,524,000	$36	-	-	165,759	-	-	165,795
Acquisition related expenses paid by the shareholders	-	-	-	-	3,060	-	-	3,060
Additional contribution by shareholders	-	-	-	-	1,803	-	-	1,803
Stock-based compensation	-	-	-	-	8,309	-	-	8,309
Exercise of stock options	1,173,144	$4	-	-	1,135	-	-	1,139
Net change in other comprehensive income	-	-	-	-	-	62	-	62
Net income for the period	-	-		-	-	-	31,503	31,503

Balance as of June 30, 2014 (unaudited)	68,450,726	$187	-	-	189,946	62	31,503	221,698

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six Months Ended June 30
	2013	2014
Operating activities:
Net income	32,037	31,503
Loss from discontinued operations, net	(14,901)	-
Income from continuing operations	46,938	31,503

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,010	10,193
Stock based compensation expense, net	3,124	8,309
Acquisition related expenses paid by shareholders	-	3,060
Change in fair value of payment obligation related to acquisition	-	452
Accrued interest, net	1,046	11
Deferred taxes, net	(29)	(2,369)
Accrued severance pay, net	13	89
Net changes in operating assets and liabilities:
Accounts receivable	22,098	(36,254)
Other receivables and prepaid expenses	1,131	(4,150)
Other long-term assets	-	(660)
Accounts payable	(5,378)	10,206
Deferred revenues	(3,125)	1,003
Accrued expenses and other liabilities	(2,018)	517
Net cash provided by continuing operating activities	64,810	21,910
Net cash used in discontinued operations	(11,795)	-
Net cash provided by operating activities	53,015	21,910

Investing activities:
Purchases of property and equipment	(440)	(3,113)
Purchases of property and equipment on behalf of landlord	-	(4,515)
Restricted cash, net	-	(1,073)
Proceeds from short-term bank deposits	95,108	-
Cash acquired through acquisition of Perion Network Ltd.	-	23,364
Net cash provided by continuing investing activities	94,668	14,663
Net cash provided by discontinued investing activities	256	-
Net cash used in investing activities	94,924	14,663

Financing activities:
Exercise of stock options	10	1,139
Contribution by shareholders	-	585
Deferred payment made in connection with acquisition consummated in 2013	-	(2,545)
Repayment of long-term loans	-	(1,150)
Net cash provided by (used in) financing activities	10	(1,971)

Net increase in cash and cash equivalents	147,949	34,602
Net cash provided by discontinued activities	1,741	-
Cash and cash equivalents at beginning of year	78,395	949
Cash and cash equivalents at end of period	228,085	35,551

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:           GENERAL

Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences. The Company generates revenues primarily through online search, advertising and the sale of premium products and services.

On January 2, 2014 the Company completed the acquisition of ClientConnect Ltd. (see Note 5) and on July 15, 2014 the Company completed the acquisition of Grow Mobile Inc. (see Note 12).

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company's consolidated financial position and changes in shareholders’ equity as of June 30, 2014, as well as consolidated results of operations and consolidated cash flows for the six months ended June 30, 2014 and 2013, have been included.

Commencing in 2014, the acquisition of ClientConnect Ltd. (“ClientConnect”) is reflected in the Company's financial statements as a reverse acquisition of all of Perion's outstanding shares and options by ClientConnect, in accordance with Accounting Standards Codification Topic 805, "Business Combinations" ("ASC 805"). Under the rules of ASC 805, ClientConnect is considered as the acquirer and the Company is viewed as the acquiree and therefore, the comparative amounts as included in these financial statements, namely, consolidated balance sheet and changes in shareholders’ equity as of December 31, 2013, and the related consolidated statements of income, comprehensive income and cash flows for the six months ended June 30, 2013, represent ClientConnect’s amounts and results for those periods.

The balance sheet at December 31, 2013 has been derived from the audited consolidated financial statements of ClientConnect. The accompanying unaudited interim financial statements should be read in conjunction with ClientConnect’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2013 included in the Current Report on Form 6-K of the Company furnished with the SEC on April 18, 2014. For equity and legal matters the accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on April 10, 2014 as amended by Form 20F/A filed with the SEC on July 29, 2014.

Results for the six months ended June 30, 2014, are not necessarily indicative of the results that may be expected for the year ending on December 31, 2014.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

b.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported results of operations during the reporting periods. Actual results could differ from those estimates.

c.	Impact of recently issued accounting standards not yet adopted

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

Note 3:	FAIR VALUE MEASUREMENTS

The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures". Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable and other liabilities approximate their fair value due to the short-term maturities of such instruments.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 3:	FAIR VALUE MEASUREMENTS (CONT’D)

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•	Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access.

•	Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The following table present assets and liabilities measured at fair value on a recurring basis as of June 30, 2014:

	June 30, 2014
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	-	110	-	110

Total financial assets	-	110	-	110

Liabilities:
Payment obligation in connection with previous acquisitions:	-	-	5,146	5,146

Total financial liabilities	-	-	5,146	5,146

As of December 31, 2013, there were no balances presented at fair value.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	Earnings per Share

The table below presents the computation of basic and diluted net earnings per common share:

	Six Months Ended June 30,
	2013	2014
Numerator:
Net income attributable to ordinary shares (basic and diluted):
Net income from continuing operations	$46,938	$31,503
Net loss from discontinued operations	$(14,901)	-

Denominator:
Weighted average number of ordinary shares outstanding during the period	53,906,484	67,325,808
Dilutive shares related to stock options and restricted stock units	799,315	1,714,560
Diluted number of ordinary shares outstanding	54,705,799	69,040,368

Basic net earnings per ordinary share
Continuing operations	$0.87	$0.47
Discontinued operations	$(0.28)	-

Diluted net earnings per ordinary share
Continuing operations	$0.86	$0.46
Discontinued operations	$(0.28)	-

Ordinary shares equivalents excluded because their effect would have been anti-dilutive	1,294,120	2,621,487

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	ACQUISITIONS

a.	ClientConnect Ltd.

On September 16, 2013, the Company announced an agreement (the “Agreement”) to combine the ClientConnect business of Conduit Ltd. with Perion in an all-stock transaction. On December 31, 2013 Conduit spun off its ClientConnect business, which includes its monetization and distribution platform for publishers and developers. On January 2, 2014 (the "Closing Date") Perion issued 54,753,582 shares and 2,815,026 stock options to ClientConnect’s former shareholders and optionholders. Upon closing, the Company was owned 81% by the pre-closing ClientConnect shareholders and option holders and 19% by the pre-closing Perion shareholders and option holders, on a fully diluted basis as defined in the Agreement.  During the six months period ended June 30, 2014, the Company incurred $3,161 expenses in connection with the acquisition, which are included in the general and administrative expense.

In connection with the spin off from Conduit, it was agreed between Conduit and ClientConnect that the working capital transferred to ClientConcect will be zero, except for the balance of Conduit with Perion (see Note 9b).

The transaction has been accounted for as an acquisition of Perion by ClientConnect in accordance with ASC 805, “Business Combinations,” (“ASC 805”), using the acquisition method of accounting with ClientConnect as the accounting acquirer. Under these accounting standards, the total purchase price has been calculated as follows:

Number of shares of Perion ordinary shares outstanding on January 2, 2014	12,524,000
Closing price per share of Perion’s ordinary shares on January 2, 2014 (Closing Date)	$12.64

Total fair value of stock consideration	$158,303
Fair value of vested Perion options (for accounting purposes only)	$7,492

Total purchase price	$165,795

The fair value of Perion’s vested options represent the fair value of such options attributable to service periods prior to the Closing Date, using the stock price at the Closing Date as an input to the Binomial option-pricing model to determine the fair value of the options.

Under the acquisition method of accounting, the total purchase price is allocated to the net tangible and intangible assets of Perion acquired in the acquisition, based on their fair values at the Closing Date. The estimated fair values are preliminary and based on the information that was available as of the Closing Date. The Company believes that the information provides a reasonable basis for estimating the fair values, but is waiting for additional information necessary to finalize these amounts, particularly with respect to the estimated fair value of intangible assets. Thus the preliminary measurements of fair value reflected are subject to changes and such changes could be significant. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable, but no later than one year from the Closing Date.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	ACQUISITIONS (CONT’D)

a.	ClientConnect Ltd. (cont’d)

The preliminary allocation of the purchase price to assets acquired and liabilities assumed is as follows:

	$	Estimated Useful Life
Amortizable intangible assets:
Acquired technology	28,390	3-5 years
In process research and development	8,100	*
Tradename and other	13,440	4-11 years
Net tangible assets assumed	4,576
Deferred tax liabilities	(7,591)

Net assets acquired	46,915
Goodwill	118,880

Total fair value considerations	165,795

* Will be determined upon completion of the development

The following unaudited condensed combined pro forma information for the period ended June 30, 2013, gives effect to the acquisition of ClientConnect as if the acquisition had occurred on January 1, 2013. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred if the acquisition had been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net income includes additional amortization of intangible assets related to the acquisition of $3,780, net of related tax effects.

Six Months Ended June 30, 2013
Unaudited

Revenues	212,455
Net income from continuing operations	46,889
Net loss from discontinued operations	(14,901)

Net income from continuing operations per ordinary share:
Basic	$0.71
Diluted	$0.70
Net income from discontinued operations per ordinary share:
Basic	$(0.22)
Diluted	$(0.22)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill

The changes in the carrying amount of goodwill for the period ended June 30, 2014 is as follows:

$

Balance as of January 1, 2014	27,520
Changes during the period	118,880

Balance as of June 30, 2014	146,400

b.	Other intangible assets, net

		$

Cost:
Acquired technology	3 – 5 years	28,390
In process research and development	4 years *	8,100
Tradename and other	4 – 11 years	13,440
		49,930

Accumulated amortization:
Acquired technology		7,399
In process research and development		219
Tradename and other		1,383
		9,001

Balance as of June 30, 2014, net		40,929

* During 2014, upon completion of the development of one of the projects, the Company evaluated the useful life of such project at 4 years.

c.	During the six months ended June 30, 2014, the Company recorded $9,001 of amortization expense of intangible assets.

d.	Amortization of other intangible assets, net, in each of the succeeding five years and thereafter is estimated as follows:

Year ending December 31	$

2014 (six months ending December 31)	9,001
2015	16,102
2016	8,497
2017	3,440
2018	856
Thereafter	3,033
40,929

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	SHAREHOLDERS' EQUITY

a.	Ordinary shares

The ordinary shares of the Company entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company. On November 18, 2013, the shareholders resolved to increase the authorized share capital of the Company to 120,000,000 ordinary shares with a par value of NIS 0.01 each.

b.	Stock Options and Restricted Stock Units

The Company’s Equity Incentive Plan (including the U.S. Addendum) (the "Plan") was initially adopted in 2003. The Plan had an initial term of ten years from adoption.

On December 9, 2012, the Company’s Board of Directors extended the term of the Plan for an additional ten years. In addition, on August 7, 2013, the Company’s Board of Directors approved amendments to the Plan, which include the ability to grant Restricted Stock Units (“RSUs”) and restricted stock.

The contractual term of the stock options and RSUs is generally no more than five years and the vesting period of the options and RSUs granted under the Plan is generally 3 years from the date of grant. The rights of the ordinary shares obtained from the exercise of stock options or RSUs are identical to those of the other ordinary shares of the Company.

As of June 30, 2014, 5,649,229 stock options and RSUs remained available for future equity awards.

The following table summarizes the activities for the Company’s stock options for the six months ended June 30, 2014:

		Weighted average
			Remaining
			contractual	Aggregate
	Number of	Exercise	term	intrinsic
	options	price	(in Years)	value

Outstanding at January 1, 2014	2,815,963	$3.29	4.72	$24,754
Perion acquisition	1,652,552	$7.00
Granted	1,395,000	$11.63
Exercised	(1,173,144)	$1.06
Cancelled	(22,142)	$5.03
Forfeited	(979,483)	$2.32

Outstanding at June 30, 2014	3,688,746	$9.08	3.47	$6,451

Exercisable at June 30, 2014	1,145,333	$6.45	2.66	$4,207

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	SHAREHOLDERS' EQUITY (CONT’D)

b.	Stock Options and Restricted Stock Units (cont’d)

The following table summarizes the activities for the Company’s RSUs for the six months ended June 30, 2014:

	Number of RSUs	Weighted average fair value

Outstanding at January 1, 2014
Perion acquisition	200,000	$10.85
Granted	1,261,400	$12.64
Cancelled	(18,950)	$12.64

Outstanding at June 30, 2014	1,442,450	$12.39

c.
In connection with the termination of one of the Company's officers, the Company reached a settlement under which it accelerates 479,980 stock options upon termination. In accordance with ASC 718, "Compensation - Stock Compensation", the Company reversed expenses previously recorded in connection with the unvested stock options and remasured the award as of the termination date. Total incremental expense incurred in connection with the acceleration amounted to $4,800.

NOTE 8:	MAJOR CUSTOMER

    The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Six Months Ended June 30
	2013	2014

Customer A	56%	70%
Customer B	30%	*

*  less than 10%

The following is a summary of customers that accounted for at least 10% of the total accounts receivable as of December 31, 2013 and June 30, 2014:

	December 31	June 30
	2013	2014

Customer A	-	59%
Customer B	-	10%

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:            RELATED PARTY TRANSACTIONS

a.
ClientConnect and Conduit entered into agreements pursuant to which the parties agreed to provide and receive certain administrative and business support services and systems, including data services, information technology, information security and management information systems, for consideration at market terms, from each other. During the six months ended June 30, 2014, ClientConnect received $1,294 of services from Conduit, and provided $341 of services to Conduit. In September 2014, following the Company’s moving of its offices to Holon, the above mentioned services are no longer being provided

b.
In connection with a commercial agreement signed between Perion and Conduit in August 2013, as described in note 2(i) of Perion’s 2013 consolidated financial statements included on Form 20-F filed with the SEC on April 10, 2014 (as amended by Form 20F/A filed with the SEC on July 29, 2014), the balance of accounts payable as of December 31, 2013, includes an amount of $12,823 payable to Perion.

NOTE 10:	COMMITMENTS AND CONTINGENCIES

a.	Office lease commitments

In January 2014, the Company entered into a lease agreement for new offices in Holon, Israel. The lease expires in 2024, with an option by the Company to extend for two additional periods of 24 months each. On September 1, 2014, the Company moved all of its Israeli personnel to Holon.

Aggregate minimum lease commitments under the aforesaid non-cancelable operating lease for the Holon offices as of June 30, 2014 are as follows:

$

2014 (six months ending December 31)	411
2015	1,975
2016	1,991
2017	2,023
Thereafter	13,982

20,382

b.	Car lease commitments

The Company leases motor vehicles for employees under operating lease agreements. Non-cancelable lease payment commitments under operating leases for motor vehicles, as of June 30, 2014, amounted to $121. Subsequent to the balance sheet date, the Company entered into additional car lease agreements through the end 2017, with future non-cancelable commitments amounting to approximately $200.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	COMMITMENTS AND CONTINGENCIES (CONT’D)

c.	Contingent purchase obligation

On November 30, 2012, the Company completed the acquisition of 100% of the shares of Sweet IM Ltd. ("SweetIM"). Pursuant to the terms of the Share Purchase Agreement (“SPA”) between the Company and SweetIM, the Company was obligated to pay SweetIM's shareholders, among other payments, a payment of up to $7,500 in cash in May 2014, if certain milestones were met (the “Contingent Payment”). The milestones were based on the Company's revenues in 2013, and the absence of certain changes in the industry in which the Company operates. On May 28, 2014, the Company paid $2,500 on account of the Contingent Payment. Following such payment, on June 22, 2014, SweetIM’s shareholders’ representative has delivered to the Company a notice in which they claim that the Company owes SweetIM’s shareholders the entire Contingent Payment. The parties are currently in negotiations to identify a party who will arbitrate this matter.

d.	Legal Matters

On November 10, 2013, the Company was served with a lawsuit filed in the Tel Aviv District Court (Economic Department) against the Company and its directors by an individual claiming to be a holder of 150 Perion’s ordinary shares. The plaintiff alleges certain flaws in the process, price and disclosure in connection with the ClientConnect acquisition. The plaintiff requested that the court certify the lawsuit as a valid class action, a declaratory judgment confirming the plaintiff's allegations and certain remuneration for the purported plaintiff, including legal fees. The Company believes that the complaint is without merit and plans to defend against it vigorously.

NOTE 11:	INCOME TAXES

Taxable income of Israeli companies is subject to corporate tax rates of 25% in 2013 and 26.5% in 2014 and onwards. Israeli companies are entitled to Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Law"). Commencing 2011, Perion and its Israeli subsidiaries elected to apply the new Preferred Enterprise benefits under the Law which include reduced tax rates of 12.5% in 2013 and 16% in 2014 and onward. Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

In the six months period ending June 30, 2014 compared to the same period in 2013, the effective tax rate increased due to the increases of the regular Israeli corporate tax rate as well as the tax rates under the Law.

NOTE 12:          SUBSEQUENT EVENTS

a.
On July 15, 2014, the Company completed the acquisition of Grow Mobile, Inc., a Delaware corporation ("Grow Mobile"). Grow Mobile provides an innovative platform for mobile advertising that enables developers to buy, track, optimize, and scale user acquisition campaigns from a single dashboard. The initial purchase price was $15.2 million (net of a $1.8 million adjustment which resulted from the negative working capital on Grow Moblie’s balance sheet at closing), of which $8.2 million in cash and $7 million in equity to be paid according to payment schedule as per the merger agreement with Grow Mobile. The total purchase price may reach up to $42 million, through an earn-out component that allows for an additional $25 million in cash and equity to be paid during the 24 months after the closing, contingent upon achieving certain revenue and profit milestones.

b.
On September 23, 2014, the Company concluded a public offering in Israel of its Series L Convertible Bonds (the "Bonds").  The Company issued Bonds with an aggregate par value of approximately 143,500 Israeli Shekel (“ILS”) which equals approximately $39,200. The Bonds were issued at a purchase price equal to 96.5% of their par value and bear annual interest at a rate of 5%, payable semi-annually. The principal of the Bonds will be repaid in five equal annual installments commencing on March 31, 2016.  The Bonds are convertible, at the election of each holder, into the Company’s ordinary shares at a conversion price of ILS 33.605 per share (equal to approximately $9.19 on September 23, 2014). The net proceeds of the offering amounted to approximately ILS 136,500 (approximately $37,300). For a summary of the terms of the Bonds, please read the Company’s Report on Form 6-K filed with the SEC on September 23, 2014.